PASSIONATE PET, INC.
18871 Teller Avenue
Irvine, California 92612
 Telephone 949-851-0777

February 11, 2011
Via EDGAR
United States Securities and Exchange Commission
Washington D.C. 20549

Attention:  Ronald E Alper, Lilyanne Peyser and H. Christopher Owings.

RE:	Passionate Pet, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed February 11, 2011 File Number: 333-171041

To Whom It May Concern:
In response to your letter dated February 9, 2011, Passionate Pet, Inc. wishes to address the following comments.

Prospectus Summary, page 5

1.
We note your response to comment four in our letter dated January 5, 2011, however itdoes not appear that you responded fully to that comment. Please briefly explain how the fact that your shares currently are not traded on any market or exchange impacts share liquidity.

We have noted this comment and have revised the disclosure on page 5 as follows:

Common stock being registered in this registration statement may be sold by the selling security holder at a fixed price of $0.001 per share or in transactions that are not in the public market at a fixed price of $0.001 per share. The offering will not be extended beyond the offering period of 29 days from the date of effectiveness.  The company is not listed on any exchange, thus no market for our shares exists and there is no assurance that one will develop. To date, there is no public market for our common stock and no effort has been made to obtain listing on the OTC Bulletin Board or any national stock exchange or association.   It should be noted that any person acquiring shares will be impacted by the lack of an exchange listing in that the result will be a lack of liquidity of any shares purchased, thus creating an exceptionally high risk of loss to any potential investor, and the absence of a clear exit strategy for the shares purchased. The company has not approached any broker/dealers with regard to assisting the company to apply for such listing. There can be no assurance that any attempt to obtain listing on a stock exchange or other trading medium will be successful, or if successful, that a market will develop for the common stock. There is no public market currently exists for the securities being offered. Consequently, our shareholders will not be able to sell their shares in any organized market place and may be limited to selling their shares privately. Accordingly, an investment in our shares is an illiquid investment.

Management’s Discussion and Analysis of Financial Condition an Result of Operations, page 18

2.
We note your response to comment 18 in our letter dated January 5, 2011 that you havenot identified the parties with whom you intend to develop strategic relationships. Please include this disclosure in your filing.

We have noted this comment and have revised the disclosure on pages 18 and throughout as follows:

The development of strategic relationship advertising in the pet industry will cost the company at least $30,000. The Company intends to develop relationships with Pet Product News International, Pet Business and Pet Style News. At this time the company does not have any relationships with these three companies.  We need to educate pet suppliers about our products services. We shall do this through direct mail, trade shows and advertising in pet trade magazines. The company intends to allocate $15,000 as soon as funds are available to the company and $15,000 six months later as the funds become available.

Interest of Management and Others in Certain Transactions, page 32

3.
We note your response to comment 21 in our letter dated January 5, 2011. Please disclose the September 2010 exchange agreement and issuance of stock to Mr. Dunn or tell us the basis for determining that this disclosure is not required.

We acknowledge the commission’s comment and have revised the disclosure on pages 32 as follows:

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

The Company’s founder and CEO, John Dunn entered into the following exchanges of common stock:

On September 30, 2010 the Company sold 17,790,000 shares of its $0.001 par value common stock to its founder and CEO, John Dunn in exchange for proceeds of $17,790.

On September 30, 2010 the Company issued 210,000 shares of its $0.001 par value, common stock in exchange for 100% of the outstanding shares, or 210,000 shares, of common stock in Passionate Pet, Inc (CA) owned by both Company’s founder and CEO, John Dunn per the terms of a stock exchange agreement executed on September 30, 2010.

Class A common stock (CA – wholly owned subsidiary)
On April 28, 2009 the Company issued 210,000 shares of its no par value, class A common stock of Passionate Pet, Inc. (CA – wholly owned subsidiary) in exchange for a total of $210,000 to the Company’s founder and CEO, John Dunn.

The Company’s founder and CEO, John Dunn has advanced loans to the Company for operations at an 8% interest rate, due on demand, of which the principal balances due were $206,025 and $123,815 at September 30, 2010 and 2009, respectively, and in addition, accrued interest of $15,679 and $1,238 existed at September 30, 2010 and 2009, respectively, As of the date of this prospectus, other than the ten personal loans from the Company’s  CEO, John Dunn (described on page 21 above) and the purchase of stock on September 20, 2010 and the September 30, 2011 stock exchange, there are no, and have not been since inception, any material agreements or proposed transactions, whether direct or indirect, with any of the following:

Disclosure of Commission Position of Indemnification for Securities Act Liabilities, page 32

4.
We note your disclosure here and in Item 14 regarding the indemnification of yourofficers and directors provided for in your Articles of Incorporation, however it does not appear that indemnification is addressed in your Articles of Incorporation. Please revise these discussions accordingly.

We have noted this comment and have revised the disclosure throughout

Description of Securities to Be Registered, page 33

5.
We note your statement that all “shares when issued will be fully paid and non-assessable.” This is a legal conclusion that you are not qualified to make. Please either attribute this statement to your counsel and clarify the shares to which you are referring, or remove this statement.

We have noted this comment and have removed the statement in question. The disclosure on pages 33 is as follows:

All common stock shares are equal to each other with respect to liquidation and dividend rights. Holders of voting shares are entitled to one vote for each share they own at any shareholder’s meeting. Holders of shares of common stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefore, and upon liquidation are entitled to participate pro-rata in a distribution of assets available for such a distribution to shareholders.

Outside Back Cover Page of Prospectus

6.	Please include the disclosure required by Item 502(b) of Regulation S-K

We have noted this comment and have revised the disclosure as follows:

Until (                                    ), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions

Part II – Information Not Required in Prospectus, page II-1

Item 13. Other Expenses of Issuance and Distribution, page II-1

7.	Please provide a breakdown of the legal fees and expenses.

We have noted the commission’s comment and have revised the disclosure on Item 13. Page II-1 as follows:

The expenses to be paid by us in connection with the securities being registered are as follows:

Securities and Exchange Commission Registration Fee	$2,090
Audit Fees	27,500
Legal Fees	54,500
Printing, Postage, Mailing and EDGAR Fees	8,500
Blue Sky Fees and Expenses	10,000
Business Plan Fees and Expenses	27,000
Total	$129,590

Item 15. Recent Sales of Unregistered Securities, page II-1

8.
Please disclose the value of the 210,000 shares of common stock of Passionate Pet, Inc.(CA) that you received in consideration for the 210,000 shares of your common stock that you issued on September 30, 2010. In addition, please correct the number of preferred shares that you are authorized to issue in the first sentence of the third paragraph of this section.

We have noted this comment and have revised the disclosure on Item 15. Page II-1 as follows:

On September 30, 2010 the Company issued 210,000 shares of its $0.001 par value, common stock, valued at a total of $210, based on the par value, in exchange for 100% of the outstanding shares, or 210,000 shares, of common stock in Passionate Pet, Inc (CA) owned by both Company’s founder and CEO, John Dunn per the terms of a stock exchange agreement executed on September 30, 2010. The 210,000 shares of common stock were previously purchased by John Dunn on April 28, 2009 for a total of $210,000.

There are 10,000,000 shares of preferred stock authorized. The Company has no shares of preferred stock issued and outstanding.

Item 17. Undertakings, page II-3

9.	Please also include the undertaking required by Item 512(a)(5)(ii) of Regulation S-K.

We have noted this comment and have revised the disclosure on Item 17. Page II-3 accordingly.

The undersigned registrant hereby undertakes:

1.To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

iii.To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2.That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

ii.If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5.That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Closing Comments

Based on the Company’s amendments to its S-1 A filing dated February 11, 2011, and the Company’s responses to the Staff’s comment letters, the Company believes that it has completed its response to the Commissions comments.  Please review this letter and the submissions as stated and advise whether comments will be closed.

Sincerely, /s/ John Dunn John Dunn Chief Executive Officer